

July 19, 2023

John Wasson
Chief Executive Officer
ICF International, Inc.
1902 Reston Metro Plaza
Reston, VA 20190

  Re: ICF International, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2022
   Response dated June 12, 2023
   File No. 1-33045

Dear John Wasson:

  We have reviewed your June 12, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures
Service Revenues, page 45

1. We note your response to comment 1. It appears that the effect of your adjustment on GAAP revenue changes the recognition and measurement principles required to be applied in accordance with GAAP which is considered individually tailored. Please revise your presentation to omit this adjustment and measures (EBITDA Margin on Service Revenue and Adjusted EBITDA Margin on Service Revenue) used in your press releases on Form 8-K where you use service revenue in the denominator. Refer to Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

You may contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services